UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-35892

GW PHARMACEUTICALS PLC

(Exact name of registrant as specified in its charter)

Sovereign House, Vision Park

Chivers Way, Histon

Cambridge, CB24 9BZ

United Kingdom

Tel: +44 1223 266800

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary Shares, par value £0.001 per share (“Ordinary Shares”)

American Depositary Shares, each representing 12 Ordinary Shares (“ADSs”)

(Title of each class of securities covered by this Form)

None.

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Ordinary Shares	3
ADSs	Less than 300

Pursuant to the requirements of the Securities Exchange Act of 1934, GW Pharmaceuticals plc has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 17, 2021	GW PHARMACEUTICALS PLC,

by
/s/ Douglass B. Snyder
Name: Douglass B. Snyder
Title: Chief Legal Officer